

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Jerry Baack
Chief Executive Officer
Bridgewater Bancshares Inc
4450 Excelsior Boulevard, Suite 100
St. Louis Park, MN 55416

     Re: Bridgewater Bancshares Inc
         Registration Statement on Form S-4
         Filed September 10, 2021
         File No. 333-259456

Dear Mr. Baack:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Julia Griffith at 202-551-3267 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Finance